SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. ___)*
Valley Forge Composite Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
919639104

(CUSIP Number)
August 14, 2008

(Date of Event which Requires Filing of this
Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	919639104	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON Daniel Steven Katz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		4,250,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,250,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,250,000 * The shares reported herein consist of (i) 1,750,000 shares of common stock and (ii) Class E Warrants to purchase 2,500,000 shares of common stock at an exercise price of $0.90 per share.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%

12	TYPE OF REPORTING PERSON

	IN
*    SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:	Valley Forge Composite Technologies, Inc.

Item 1(b). Address of Issuers’s Principal Executive Offices:	50 East River Center Blvd.
Suite 820
Covington, KY 41011

Item 2(a). Name of Person Filing:	Daniel Steven Katz

Item 2(b). Address of Principal Business Office or, if None, Residence:	4911 NE 27th Street
Light House Point, FL 33064

Item 2(c). Citizenship:	U.S.A.

Item 2(d). Title of Class of Securities:	Common Stock

Item 2(e). CUSIP Number:	919639104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 4,250,000 shares of the reported securities. The shares reported herein consist of (i) 1,750,000 shares of common stock and (ii) Class E Warrants to purchase 2,500,000 shares of common stock at an exercise price of $0.90 per share.
(a)	4,250,000

(b)	7.8%

(c)	(i) sole voting power: 4,250,000
(ii)	shared voting power: 0

(iii)	sole dispositive power: 4,250,000

(iv)	shared dispositive power: 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2008	/s/ Daniel Steven Katz
Daniel Steven Katz